# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Figma, Inc., CIK 0001579878
CUSIP: 316841105
Title of class of securities: Class A common stock, par value $0.00001
Address of issuer's principal executive offices: 760 Market Street, Floor 10, San Francisco, California (CA), 94102
Date of event which requires filing of this statement: 09/30/2025
Filed pursuant to Rule 13d-1(d)
Filed by CIK 0001584740

## Reporting persons
- Greylock XIV Limited Partnership: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 0; shared voting power 52,578,307; sole dispositive power 0; shared dispositive power 52,578,307; aggregate amount beneficially owned 52,578,307 (12.8% of the class)
- Greylock XIV-A Limited Partnership: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 0; shared voting power 2,921,029; sole dispositive power 0; shared dispositive power 2,921,029; aggregate amount beneficially owned 2,921,029 (0.7% of the class)
- Greylock XIV Principals LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 0; shared voting power 2,921,029; sole dispositive power 0; shared dispositive power 2,921,029; aggregate amount beneficially owned 2,921,029 (0.7% of the class)
- Greylock XIV GP LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 0; shared voting power 58,420,365; sole dispositive power 0; shared dispositive power 58,420,365; aggregate amount beneficially owned 58,420,365 (14.2% of the class)

## Item 1. Issuer
Name of issuer: Figma, Inc.
Address of issuer's principal executive offices: 760 Market Street, Floor 10, San Francisco, California 94102

## Item 2. Person Filing
Name of person filing:
The reporting persons are:
(i) Greylock XIV Limited Partnership;
(ii) Greylock XIV-A Limited Partnership;
(iii) Greylock XIV Principals LLC; and
(iv) Greylock XIV GP LLC, the general partner of Greylock XIV Limited Partnership and Greylock XIV-A Limited Partnership and manager of Greylock XIV Principals LLC.
Address of principal business office or, if none, residence: 2550 Sand Hill Road, Suite 200, Menlo Park, CA 94025
Citizenship: (i) Greylock XIV Limited Partnership, a Delaware limited partnership; (ii) Greylock XIV-A Limited Partnership, a Delaware limited partnership; (iii) Greylock XIV Principals LLC, a Delaware limited liability company; and (iv) Greylock XIV GP LLC, a Delaware limited liability company.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned:
(i) Greylock XIV Limited Partnership directly owns 52,578,307 shares of Class A Common Stock, par value $0.00001 ("Class A Common Stock"), which represents 12.8% of the outstanding shares of Class A Common Stock.
(ii) Greylock XIV-A Limited Partnership directly owns 2,921,029 shares of Class A Common Stock, which represents 0.7% of the outstanding shares of Class A Common Stock.
(iii) Greylock XIV Principals LLC directly owns 2,921,029 shares of Class A Common Stock, which represents 0.7% of the outstanding shares of Class A Common Stock.
(iv) Greylock XIV GP LLC is the general partner of Greylock XIV Limited Partnership and Greylock XIV-A Limited Partnership and the manager of Greylock XIV Principals LLC, and may be deemed to beneficially own an aggregate amount of 58,420,365 shares of Class A Common Stock, which represents 14.2% of the outstanding shares of Class A Common Stock.
Percent of class: See Item 4(a) above. The percent of class of the Class A Common Stock beneficially owned by the Reporting Persons in Item 4(a) is based on 410,091,963 shares of Class A Common Stock outstanding as of August 29, 2025, as reported in the Issuer's Quarterly Report on Form 10-Q as filed by the Issuer with the Securities and Exchange Commission on September 3, 2025.
Sole power to vote or to direct the vote:
Greylock XIV Limited Partnership 0
Greylock XIV-A Limited Partnership 0
Greylock XIV Principals LLC 0
Greylock XIV GP LLC 0
Shared power to vote or to direct the vote:
Greylock XIV Limited Partnership 52,578,307
Greylock XIV-A Limited Partnership 2,921,029
Greylock XIV Principals LLC 2,921,029
Greylock XIV GP LLC 58,420,365
Sole power to dispose or to direct the disposition:
Greylock XIV Limited Partnership 0
Greylock XIV-A Limited Partnership 0
Greylock XIV Principals LLC 0
Greylock XIV GP LLC 0
Shared power to dispose or to direct the disposition:
Greylock XIV Limited Partnership 52,578,307
Greylock XIV-A Limited Partnership 2,921,029
Greylock XIV Principals LLC 2,921,029
Greylock XIV GP LLC 58,420,365

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Not applicable.

## Signatures
- Greylock XIV Limited Partnership: By: Greylock XIV GP LLC, its: General Partner /s/ Donald A. Sullivan, Donald A. Sullivan, Administrative Partner (11/07/2025)
- Greylock XIV-A Limited Partnership: By: Greylock XIV GP LLC, its: General Partner /s/ Donald A. Sullivan, Donald A. Sullivan, Administrative Partner (11/07/2025)
- Greylock XIV Principals LLC: By: Greylock XIV GP LLC, its: Manager /s/ Donald A. Sullivan, Donald A. Sullivan, Administrative Partner (11/07/2025)
- Greylock XIV GP LLC: /s/ Donald A. Sullivan, Donald A. Sullivan, Administrative Partner (11/07/2025)